October 8, 2019

A. Wade Pursell
Chief Financial Officer
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, Colorado 80203

       Re: SM Energy Company
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-31539

Dear Mr. Pursell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation